UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ/MF”).No. 90.400.888/0001-42

Publicly Held Company with Authorized Capital

Company Registration Number (“NIRE”) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil”), pursuant to paragraph 4 of article 157 of Law No. 6.404/76 and to Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby discloses to the market in general, in furtherance of Material Facts released on April 29, 2014 and June 9, 2014, the following:

On the date hereof Santander Brazil received a correspondence from its indirect controlling shareholder, Banco Santander, S.A. (“Santander Spain”), informing that with respect to the voluntary public tender offer conducted by Santander Spain for the exchange of share deposit certificates (“Units”), common shares or preferred shares issued by Santander Brazil for Brazilian Depositary Receipts (“BDRs”) representing ordinary shares of Santander Spain, including  the exchange of Units, common shares or preferred shares issued by Santander Brazil for American Depositary Receipts representing ordinary shares of Santander Spain  outside of Brazil (the “Exchange Offer”), the exchange ratio, as previously announced by means of the Material Fact dated April 29, 2014, i.e., 0.35 Santander Spain share for each common share or preferred share of Santander Brazil, or 0.70 Santander Spain share for each Unit, will be adjusted in the event there is a delay in the currently expected timetable of the Exchange Offer to reflect any payments of dividends or any other form of remuneration paid to shareholders of either Santander Spain or Santander Brazil. The record date to determine the shareholders’ base for such payment purposes will take place between October 10, 2014 (inclusive) and the date of the implementation (exclusive) of the first of the capital increases of Santander Spain by means of which the shares to be delivered by Santander Spain to the tendering holders in the Exchange Offer, in the form of BDRs, will be issued.

The aforementioned change aims at allowing tendering holders, regardless of the settlement date of the Exchange Offer, to (i) benefit from dividends that Santander Brazil usually declares in September of each year, without any adjustments to the exchange ratio, and (ii) also benefit from the remuneration to be awarded to Santander Spain’s shareholders within the “Dividendo Elección” program that Santander Spain has scheduled for October 2014 and which record date will take place after October 10, 2014.

The other terms of the Exchange Offer remain unchanged and the registration of the Exchange Offer is currently under review by the CVM.

Santander Brazil will keep the market and its shareholders informed about the Exchange Offer and any upcoming event.

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (Registration No. 333-196887) that includes a prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including with respect to the implementation and effects of the proposed transaction. Forward looking statements may be identified by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or words of similar meaning and include, but are not limited to, statements about our expected future business and financial performance resulting from and following the implementation of the proposed transaction. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them to reflect actual results, or any change in events, conditions, assumptions or other factors.

São Paulo, July 31, 2014.

Angel Santodomingo Martell

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 31, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer